SCHEDULE 13G
                                 (RULE 13D-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13D-1(B),(C)
          AND (D) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2.
                               (AMENDMENT NO. 8)*

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        Allou Health & Beauty Care, Inc.
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                                (Name of Issuer)

                 Class A Common Stock, par value $.001 per share
        -----------------------------------------------------------------
                         (Title of Class of Securities)

                                   019782 10 1
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                                 (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_|  Rule 13d-1(b)

         |_|  Rule 13d-1(c)

         |X|  Rule 13d-1(d)


         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.   019782  10  1             13G          Page  2  of  4  Pages
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    1       NAME OF REPORTING PERSON

            Herman Jacobs
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (SEE INSTRUCTIONS)                                    (a) [ ]
                                                                  (b) [ ]
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    3       SEC USE ONLY

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    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
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      NUMBER OF             5      SOLE VOTING POWER
        SHARES
     BENEFICIALLY                  706,250 (representing 3,040,250 votes)
       OWNED BY             ----------------------------------------------------
         EACH               6      SHARED VOTING POWER
      REPORTING
        PERSON                     0
         WITH               ----------------------------------------------------
                            7      SOLE DISPOSITIVE POWER

                                   706,250
                            ----------------------------------------------------
                            8      SHARED DISPOSITIVE POWER

                                   0
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 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     706,250
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10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   [ ]
     (SEE INSTRUCTIONS)

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11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     9.4% (representing 20.9% of voting power)
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12   TYPE OF REPORTING PERSON

              IN
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

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CUSIP No.   019782  10  1             13G          Page  3  of  4  Pages
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         Except as to Item 4, no change has occurred  with respect to the answer to any items of this Schedule from the information last reported in respect of such item.

ITEM 4.       OWNERSHIP.  As of December 31, 2000:

                  (a)      Amount beneficially owned: 706,250 shares.

                    (i) Includes the following shares of Class A Common Stock, par value $.001 per share (the "Class A Common Stock"), held by Mr. Jacobs: 122,750 shares Class A Common Stock issuable upon the exercise of stock options that are exerciseable within 60 days of the date hereof.

                    (ii) Includes the following shares of Class B Common Stock, par value $.001 per share (the "Class B Common Stock"), held by Mr. Jacobs: 293,750 shares of Class B Common Stock and 289,750 shares of Class B Common Stock issuable upon the exercise of stock options that are exerciseable within 60 days of the date hereof.

                  Each share of Class B Common Stock has five votes per share; each share of Class A Common Stock has one vote per share.

             (a)  Percent of Class: 9.4% (representing 20.9% of voting power)

             (b)  Number of shares as to which such person has:

                  (i) sole power to vote or to direct the vote: 706,250 (representing 3,040,250 votes)
                  (ii)     shared power to vote or to direct the vote: 0
                  (iii) sole power to dispose or to direct the disposition of: 706,250
                  (iv) shared power to dispose or to direct the disposition of: 0

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CUSIP No.   019782  10  1             13G          Page  4  of  4  Pages
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                                    SIGNATURE



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     February 13, 2001
                                                   ------------------------
                                                             (Date)

                                                     /s/  Herman Jacobs
                                                   ------------------------
                                                          (Signature)

                                                        Herman  Jacobs
                                                   ------------------------
                                                            (Name)